PRIMERO ANNOUNCES VOTING RESULTS FROM ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario, June 13, 2017 --- Primero Mining Corp. (‘‘Primero’’ or the ‘‘Company’’) (TSX:P) (NYSE:PPP) announces that today, at its Annual General and Special Meeting of Shareholders (the ‘‘Meeting’’), all Directors nominated as listed in the Management Information Circular dated May 1, 2017 were re-elected.

The detailed results are as follows:

Director	Votes For	%	Votes Withheld	%
Wade Nesmith	87,075,974	97.99	1,786,365	2.01
Joseph Conway	87,752,368	98.75	1,109,971	1.25
David Demers	77,299,167	86.99	11,563,172	13.01
Grant Edey	77,309,686	87.00	11,552,653	13.00
Patricia Fortier	87,728,154	98.72	1,134,185	1.28
Brad Marchant	87,773,122	98.77	1,089,217	1.23
Robert Quartermain	77,304,345	86.99	11,557,994	13.01
Michael Riley	87,762,295	98.76	1,100,044	1.24

In addition, Primero reports that shareholders voted in favour of the appointment of KPMG LLP as auditors of the Company for the ensuing year and has authorized the Directors to fix the auditors’ remuneration, with 111,359,262 shares voted For (98.23%) and 2,006,683 shares Withheld (1.77%) .

Primero also notes that the advisory vote on Executive Compensation (‘‘Say on Pay’’) was not approved by shareholders, with 26,196,152 shares voted For (29.48%) and 62,666,186 shares Against (70.52%) . Primero’s Board of Directors believes that current compensation practices are aligned with the interests of shareholders, but will take the results of this vote into consideration, as appropriate, when future compensation is determined. The Board will continue to engage directly with shareholders to receive feedback and seek to improve its approach to executive compensation.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Director, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com